June 22, 2009
VIA EDGAR
Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington D.C. 20549

RE:	Alion Science and Technology Corporation (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2008
Form 10-Q for the Quarter Ended December 31, 2008
Form 10-Q for the Quarter Ended March 31, 2009
File No. 333-89756
Dear Mr. Cash:
With respect to the above captioned filings, we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the comment letter dated June 9, 2009 (the “Comment Letter”).
We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter.
Form 10-K for the year ended September 30, 2008
Liquidity and Capital Resources
Term B Senior Credit Facility, page 36
Senior Unsecured Notes, page 41
1.	We note your response to prior comments one and three and appreciate the additional disclosures you provided in your March 31, 2009 Form 10-Q. However, please revise your disclosures in future filings related to the Senior Credit Facility to fully comply with our response to Question 10 of the FAQ for Non-GAAP Financial Measures. In this regard, it appears to us that detailed calculations of Consolidated EBITDA and related ratios should not be provided but rather you should disclose the required ratios/amounts and actual ratios/amounts at or for each period. Also, please revise your disclosures in future filings related to the Senior Unsecured Notes to disclose the actual ratio of adjusted EBITDA to consolidated interest expense for each period.
The Company will revise its disclosure in future filings with regard to its Senior Credit Facility to remove the detailed calculations of Consolidated EBITDA and related ratios, and instead only disclose the required ratios/amounts and actual ratios/amounts for each period. The Company will also revise its disclosure in future filings with regard to the Senior Unsecured

Mr. John Cash
United States Securities and Exchange Commission
June 22, 2009

Notes to disclose the actual ratio of Adjusted EBITDA to Consolidated Interest Expense for each period.
The Company will resume its previous practice of disclosing the detailed calculations of Consolidated EBITDA and related ratios in periodic reports on Form 8-K that the Company intends to furnish to the Commission. The Company intends to provide this information pursuant to Regulation FD as the holders of its public debt routinely request this information.
Summary of Critical Accounting Policies, Goodwill and Intangible Assets and Redeemable Common Stock, page 47
2.	We note your response to prior comment four and appreciate the additional disclosures you provided in your March 31, 2009 Form 10-Q. However, please provide us and revise future filings to:
•	Disclose the number and nature of your reporting units; and

•	Quantify the material assumptions (ranges and/or weighted averages) underlying your discounted cash flow analyses and quantify the potential impact of changes in each material assumption by providing sensitivity analyses.
Beginning with its next quarterly report on Form 10-Q to be filed on or before August 14, 2009, the Company will make clear in its future filings that while Alion operates in one segment, Management has identified three reporting units for the purpose of testing goodwill for impairment. The reporting units are based on administrative organizational structure and the availability of discrete financial information consistent with the requirements of paragraphs 30- 36 of SFAS 142, Goodwill and Intangibles. Each reporting unit provides a similar range of scientific, engineering and analytical services to departments and agencies of the U.S. government and commercial customers.
The Company performs its own independent analysis to determine whether goodwill is potentially impaired. Management reviews the Company’s internally computed enterprise fair value to confirm the reasonableness of the Company’s analysis and compares the results of its independent analysis with the results of the independent third party valuation report prepared for the ESOP Trustee. Management uses observable inputs, rates and assumptions generally consistent with those used by the independent third party to prepare the valuation report for the ESOP Trustee. As of September 30, 2008, the estimated fair value of each reporting unit substantially exceeded its carrying value. Even a hypothetical 10% decrease in fair value would not have resulted in impairment to goodwill for any reporting unit or triggered the need to perform additional step two analyses for any reporting unit. The Company will include in its next quarterly report on Form 10-Q and in future filings the following disclosure and will update such disclosure for the results of future impairment tests. “Given the results of our impairment testing under step one, it is unlikely that a reasonably likely change in our assumptions would have triggered an impairment. A hypothetical 10% decrease in fair value would not have resulted in impairment to goodwill for any reporting unit or triggered the need to perform additional step two analyses for any reporting unit.”

Mr. John Cash
United States Securities and Exchange Commission
June 22, 2009

Notes to the Consolidated Financial Statements
(2) Summary of Significant Accounting Policies — Redeemable Common Stock, page 59
3.	We note that your response to comment five however it continues to appear to us that certain disclosures throughout your filing seem to indicate that management relied on the third party valuation firm. We note that management provides financial and other information to the third party, that management reviews the information that the valuation firm includes in its report for accuracy and consistency, and that the board of directors reviews the valuation report. However, it appears to us that certain disclosures related to redeemable common stock, redeemable common stock warrants, fair value measurements, goodwill and intangible assets, stock appreciation rights, and phantom stock plans appear to imply management is relying on the third party valuation report to determine the fair value of your common stock. Please advise or revise future filings as appropriate.
The Company intends to provide revised disclosures in its next quarterly report on Form 10-Q and all future filings with regard to redeemable common stock, redeemable common stock warrants, stock appreciation rights and phantom stock plans, as set out below. The Company also intends to provide revised disclosures in future filings with regard to fair value measurements consistent with the disclosures set forth below. Management intends to make clear in its filings and to the Staff that it retains the ultimate responsibility for determining the values assigned to goodwill, redeemable common stock, redeemable common stock warrants, stock appreciation rights and outstanding phantom stock awards. In making these determinations, and consistent with the guidance in Compliance and Disclosure Interpretation 141.02, Management considers, in part, the information included in the valuation report prepared by an independent third party for the ESOP Trustee, which is itself an independent entity separate and distinct from the Company. The Company has no active registration statements in effect and has no current plans to file a registration statement.
Alion Form 10-Q filed May 14, 2009
Notes to Condensed, Consolidated Financial Statements
Significant Accounting Policies
Goodwill and Intangible Assets — page 8
The Company performs its own independent analysis to determine whether goodwill is potentially impaired. Management independently determines the rates and assumptions it uses to perform its goodwill impairment analysis. Management uses rates and assumptions based on observable inputs and which are generally consistent with assumptions the independent third party uses to prepare its valuation report for the ESOP Trustee.
Management reviews the Company’s internally computed enterprise fair value and confirms the reasonableness of the Company’s analysis, by considering, in part, the results of the most recent independent third party valuation prepared for the ESOP Trustee.

Mr. John Cash
United States Securities and Exchange Commission
June 22, 2009

Alion Form 10-Q filed May 14, 2009
Notes to Condensed, Consolidated Financial Statements
Significant Accounting Policies
Redeemable Common Stock — page 9
At each reporting date Alion is required to increase or decrease the reported value of its outstanding common stock to reflect its estimated redemption value. Management estimates the value of this liability in part by considering the most recent price at which the Company was able to sell shares to the ESOP Trust (current share price times total shares issued and outstanding). In its fiduciary capacity the ESOP Trustee is independent of the Company and its management. Consistent with its fiduciary responsibilities, the ESOP Trustee retains an independent third party valuation firm to assist it in determining the fair market value (share price) at which the Trustee may acquire or dispose of investments in Alion common stock. The Audit and Finance Committee of Alion’s Board of Directors reviews the reasonableness of the liability Management has determined is appropriate for the Company to recognize in its financial statements for outstanding redeemable common stock. The Audit and Finance Committee considers various factors in its review, including, in part, the most recent valuation report and the share price selected by the ESOP Trustee.
Alion Form 10-Q filed May 14, 2009
Notes to Condensed, Consolidated Financial Statements — Note (6)
Redeemable Common Stock Owned by ESOP Trust — page 11
Consistent with its duty of independence from Alion Management and its fiduciary responsibilities, the ESOP Trustee retains an independent third party valuation firm to assist it in determining the fair market value (share price) at which the Trustee may acquire or dispose of investments in Alion common stock. The Audit and Finance Committee of Alion’s Board of Directors reviews the reasonableness of the liability for outstanding redeemable common stock that Management has determined is appropriate for the Company to recognize in its financial statements. The Audit and Finance Committee considers various factors in its review, including in part, the valuation report and the share price selected by the ESOP Trustee. Management considers the share price selected by the ESOP Trustee along with other factors, to assist in estimating Alion’s aggregate liability for outstanding redeemable common stock owned by the ESOP Trust. Certain participants who beneficially acquired shares of Alion common stock on December 20, 2002, have the right to sell such shares distributed from their accounts at the greater of the then current estimated fair value per share or the original $10.00 purchase price.
Alion Form 10-Q filed May 14, 2009
Notes to Condensed, Consolidated Financial Statements — Note (13)
Redeemable common stock warrants — page 17
Alion uses an option pricing model to estimate the fair value of its redeemable common stock warrants. Management considers the share price selected by the ESOP Trustee along with other factors, to assist in estimating Alion’s aggregate liability for outstanding redeemable common stock warrants. The Audit and Finance Committee of Alion’s Board of Directors reviews the reasonableness of the liability for redeemable common stock warrants that Management has determined is appropriate for the Company to recognize in its financial statements. The Audit and Finance Committee considers various factors in its review,

Mr. John Cash
United States Securities and Exchange Commission
June 22, 2009

including risk free interest rates, volatility of the common stock of comparable publicly traded companies, and in part, the valuation report and the share price selected by the ESOP Trustee.
Alion Form 10-Q filed May 14, 2009
Notes to Condensed, Consolidated Financial Statements — Note (16)
Stock appreciation rights — page 19
Consistent with its duty of independence from Alion management and its fiduciary responsibilities, the ESOP Trustee retains an independent third party valuation firm to assist it in determining the fair market value (share price) at which the Trustee may acquire or dispose of investments in Alion common stock. The Audit and Finance Committee of Alion’s Board of Directors reviews the reasonableness of the liability for outstanding stock appreciation rights that Management has determined is appropriate for the Company to recognize in its financial statements. The Audit and Finance Committee considers various factors in its review, including in part, the most recent valuation report and the related share price selected by the ESOP Trustee. Management considers the share price selected by the ESOP Trustee along with other factors, to assist in estimating Alion’s aggregate liability for outstanding stock appreciation rights. Alion does not expect to pay any dividends on its common stock.
Alion Form 10-Q filed May 14, 2009
Notes to Condensed, Consolidated Financial Statements — Note (17)
Phantom stock plans — page 20
The ESOP Trust is the only holder of Alion common stock. Management estimates the value of a share of common stock-based in part by considering the most recent price at which the Company was able to sell shares to the ESOP Trust. Consistent with its duty of independence from management and fiduciary responsibilities, the ESOP Trustee retains an independent third party valuation firm to assist it in determining the fair market value (share price) at which the Trustee may acquire or dispose of investments in Alion common stock. The Audit and Finance Committee of Alion’s Board of Directors reviews the reasonableness of the liability for outstanding phantom stock awards that Management has determined is appropriate for the Company to recognize in its financial statements. The Audit and Finance Committee considers various factors in its review, including in part, the most recent valuation report and the related share price selected by the ESOP Trustee. Management considers the share price selected by the ESOP Trustee along with other factors to assist in estimating the aggregate fair market value of Alion’s liability for outstanding phantom stock grants that remain subject to share price fluctuations. Certain vested grants have fixed values based on the share price in effect on the date on which such grants became fully vested. Alion does not expect to pay any dividends on its common stock.
*     *     *     *

Mr. John Cash
United States Securities and Exchange Commission
June 22, 2009

The Company will include new disclosure in its future filings to reflect the Staff’s requests. Please see the Company’s Form 10-Q for the quarter ended June 30, 2009, which will be filed on or before August 14, 2009, for such new disclosure.
In connection with our responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call the undersigned at (703) 918-4484 with any questions. We appreciate the staff’s efforts with respect to our filings.

Sincerely,
/s/ Michael Alber
Alion Science and Technology Corporation
Michael Alber Senior Vice President, Chief Financial Officer and Treasurer

cc:	Mindy Hooker, Staff Accountant, Securities and Exchange Commission
Anne McConnell. Senior Staff Accountant, Securities and Exchange Commission
Bahman Atefi, Chairman and CEO, Alion
James Fontana, Senior Vice President and GC, Alion
Marc Paul, Baker & McKenzie LLP
Michael Condro, Deloitte & Touche, LLP